October 29, 2010

BY EDGAR AND U.S. MAIL

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Bill Barrett Corporation, Form 10-K for the Fiscal Year Ended December 31, 2009, Definitive Proxy Statement on Schedule 14A, File No. 1-32367

Dear Mr. Schwall:

On behalf of Bill Barrett Corporation (the “BBC” or “Company”), this letter responds to the Staff’s letter dated September 28, 2010 with comments to the Company’s Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A, File No. 1-32367. The following responses are keyed to the Staff’s comments. We have discussed these responses with the chairmen of each of the Audit Committee and Compensation Committee of our Board of Directors as well as with our independent petroleum engineers, Netherland Sewell & Associates, Inc. (“NSAI”).

Based on our review of the Staff comment letter, and as further described herein, we believe that our filed Form 10-K and Definitive Proxy Statement are materially correct, clear and consistent with industry practice, and therefore believe that no amendment to our existing filings is necessary. Instead, as indicated in our responses below, we hereby propose to make appropriate clarifications or modifications to our disclosures in future filings.

We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our analysis. We would be happy to provide representatives of our independent petroleum engineers for any such discussions and to meet with the Staff in person if the Staff believes this would be helpful to resolving the Staff’s comments. We hope the Staff will consider this letter to be responsive to the comments.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

In connection with our responses to the Staff’s comments, the Company acknowledges the following positions of the Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2009

Business and Properties, page 3

Comment 1. We note your brief disclosure on page 72 regarding your use of hydraulic fracturing. Please discuss more fully your use of this technique, identifying the locations where it currently is used.

Response. In response to this comment, we propose including the following clarifying change to the disclosure in our next Annual Report on Form 10-K (new language is underlined):

Federal. At the federal level, the policies of the current administration and the Department of Interior suggest a more restrictive regulatory environment for oil and gas activities on public lands. The Secretary of Interior has issued policy directives that will require additional analysis prior to leasing federal lands. These policies are directed at reducing controversy and improving predictability of the leasing process. Until these policies are implemented and the requisite analyses are completed, the rate of federal leasing will be decreased. The BLM and the U.S. Forest Service also have withdrawn parcels from planned lease sales in areas near our operations. A lawsuit seeks review of federal resource management plans prepared by the BLM for areas of Utah, including areas in which we operate. If this challenge is successful, it could impact our ability to operate. Additional litigation seeking to halt our and other companies’ exploration and development activities in the West Tavaputs area and throughout the Rocky Mountain Region can be expected. Proposals to cause expiration of undeveloped leases, eliminate funding for processing of Federal drilling permits, and to eliminate categorical exclusions for oil and gas activities have been reintroduced.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

The practice of hydraulic fracturing formations to stimulate production of natural gas and oil has come under increased scrutiny by the environmental community. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure, usually down casing that is cemented in the wellbore, into prospective rock formations at depth to stimulate oil and natural gas production. We use this completion technique on substantially all our wells other than our coal bed methane wells. In reaction to the increased scrutiny of this technique, moratoria have been imposed in certain areas (although we have not been directly affected) and legislation proposed at local, state and federal levels. Although it is not possible at this time to predict the final outcome of the proposed legislation regarding hydraulic fracturing, any new restrictions on hydraulic fracturing that may be imposed in areas in which we conduct business could result in increased compliance costs or additional operating restrictions and, if the use of hydraulic fracturing is limited or prohibited, would lead to our inability to access, develop and book natural gas and oil reserves in the future.

We also plan to include a risk factor similar to the following in our Form 10-Q for the quarter ended September 30, 2010 anticipated to be filed on November 2, 2010 and other future filings:

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays and inability to book future reserves.

Congress is currently considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and gas industry in the hydraulic fracturing process. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure, usually down casing that is cemented in the wellbore, into prospective rock formations at depth to stimulate natural gas production. Sponsors of bills currently pending before the Senate and House of Representatives have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies, and the proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. The adoption of any future federal or state laws or implementing regulation imposing reporting obligation on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to perform or even prohibit hydraulic fracturing, complete natural gas wells, increase our costs of compliance and doing business, and preventing us from accessing, developing and booking reserves in the future.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

Exhibit 99.1

Comment 2. We note the following language in Netherland Sewell’s report:

In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.

It does not appear the NSAI has “excluded from its consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences.” In this regard, we note that the definition of “reserves” in Rule 4-10(a)(26) of Regulation S-X indicates that “there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production.” We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe NSAI should address this limiting language in one of the following ways, as deemed appropriate:

•	Remove the sentence referenced above;

•	Replace the referenced sentence with a new statement that is precisely tailored to the expertise of NSAI and the circumstances under which the report was prepared.

Also, ensure that the report discloses the assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

Response. The Company acknowledges the Staff’s comments, which have been conveyed to and discussed with the Company’s third party petroleum engineer, NSAI. NSAI has advised the Company that it will delete the subject sentence and replace it with a sentence similar to that shown below in future audit reports filed with the Commission:

Our expertise is in petroleum engineering, geoscience, and petrophysical interpretation, not legal or accounting matters; we are not accountants, attorneys, or landmen.

We address disclosures pursuant to Item 1202(a)(8) of Regulation S-K in response to Comment 11, below.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

Definitive Proxy Statement on Schedule 14A filed April 9, 2010

Compensation Consultants and Benchmarking Surveys, page 26

Comment 3. We note your disclosure on page 27 of your proxy statement that the Compensation Committee reviewed compensation data compiled by Effective Compensation, Inc. at each of the Committee’s February 2008, 2009 and 2010 meetings. Please clarify how the Committee benchmarked to the data set, assuming it was the same annual ECI Oil and Gas Industry Compensation Survey, and describe where the company fit in the data set with respect to its 2009 compensation levels.

Response. As indicated in the proxy statement disclosure, the Compensation Committee reviewed data concerning the 50th percentile of cash compensation by the ECI surveyed companies. In future proxy statements, the Company proposes to clarify that the same ECI Oil and Gas Industry Compensation Survey was used each year and will disclose where the Company’s named executive officers fit in the data set with respect to its prior year cash compensation for named executive officers. The named executive officers’ cash salaries approved in February 2009 and February 2010 were at the following percentage of the 50th percentile levels of the 2009 ECI survey data:

Named Executive Officer	Percent of 50th Percentile of ECI 2009 Cash Salary Data
	2009 Salary	2010 Salary
Fredrick J. Barrett Chief Executive Officer (Principal Executive Officer)	69.1%	73.4%
Joseph N. Jaggers Chief Operating Officer and President	96.7%	100.6%
Robert W. Howard Chief Financial Officer (Principal Financial Officer)	100.4%	104.4%
Francis B. Barron Executive Vice President— General Counsel; and Secretary	100.7%	104.7%
R. Scot Woodall Executive Vice President— Operations	126.9%	134.5%

Comment 4. Please tell us whether the constituents of the ECI Oil and Gas Industry Compensation Survey, or the subset reviewed for equity awards (mentioned at the bottom of page 28 of your proxy statement), were identified to the Compensation Committee. If they were identified to the Compensation Committee, then they would need to be identified in your executive compensation disclosure. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

Response. The components of the ECI Oil and Gas Industry Compensation Survey for 2009, consisting of 119 oil and gas exploration and production focused companies, were disclosed to the Compensation Committee. Although the names of the 119 companies were disclosed to the Compensation Committee, the Committee considered the overall, composite cash salary data for those companies, and not individual companies or subsets of companies. These 119 companies were all the companies that responded to the 2009 survey, including the Company, and all the respondents were oil and gas exploration and production focused companies. For these reasons, we do not believe that identifying the 119 companies would be helpful disclosure. We also are required by our contract with ECI to keep the ECI survey data confidential. The subset of companies for which data for equity awards was reviewed was not identified to the Compensation Committee.

Engineering Comments

Proved Reserves, page 12

Comment 5. We note your statement, “An additional 7 Bcfe were removed from the proved undeveloped reserves category because they exceeded the five year limit for proved undeveloped reserves.” Please also disclose whether you have material proved undeveloped reserves that are scheduled for development beyond five years after booking. You may refer to Item 1203(d) of Regulation S-K.

Response. In response to the Staff’s comment, the Company proposes including the following amended sentence containing additional clarifying information in our next Annual Report on Form 10-K:

At December 31, 2009, our proved undeveloped reserves were 484.6 Bcfe, all of which are scheduled to be drilled within five years.

Comment 6. We note the statement, “The December 31, 2009 proved undeveloped reserves of 484.6 Bcfe result from adding the December 31, 2008 remaining proved undeveloped reserves (294.4 Bcfe) to the proved undeveloped reserves generated in 2009 (190 Bcfe).” Please also disclose the mechanisms by which you generated these 190 BCFE.

Response. In response to the Staff’s comment, the Company proposes including the following amended paragraph containing additional clarifying information in our next Annual Report on Form 10-K:

Of the 190 Bcfe of proved undeveloped reserves generated in 2009, 103.7 Bcfe were the result of estimating reserves with reasonable certainty of economic production when drilled on undrilled acreage in

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

development spacing areas that were directly offsetting new economic producers resulting from our 2008 and 2009 capital drilling programs. The remaining 86.3 Bcfe were the result of estimating reserves with reasonable certainty of economic production when drilled on development spacing areas that are second offsets (instead of direct offsets) from economic producers in the Gibson Gulch area of the Piceance Basin. Production from the Gibson Gulch area is from a very large, basin-centered gas accumulation containing reservoirs with no apparent downdip water. The reasonable certainty for economic reserves from these locations is supported by geologic, engineering and economic data in addition to well productivity across the Gibson Gulch area and across the Piceance Basin.

Drilling for and producing oil and natural gas are risky activities with many uncertainties that could adversely affect our business, financial condition or results of operations, page 32

Comment 7. Please expand your risk factor to discuss the consequences specific to your situation due to loss of hydrocarbon containment during drilling, transportation or processing.

Response. In response to this comment, we propose including the following additional clarifying language in the risk factors contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, which we plan to file with the Commission on November 2, 2010, and in our next Annual Report on Form 10-K (new language is underlined):

Drilling for and producing oil and natural gas are risky activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Our drilling activities subject us to many risks, including the risk that we will not discover commercially productive reservoirs. Drilling for oil and natural gas can be unprofitable, not only from dry holes, but from productive wells that do not produce sufficient revenues to return a profit. In addition, our drilling and producing operations may be curtailed, delayed or canceled or subject us to liabilities as a result of other factors, including:

•	unusual or unexpected geological formations or other features;

•	pressures;

•	fires;

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

•	blowouts;

•	loss of drilling fluid circulation;

•	title problems;

•	facility or equipment malfunctions;

•

leaks of natural gas, oil, condensate, natural gas liquids and other hydrocarbons or losses of these hydrocarbons as a result of accidents during drilling and completion operations or in the gathering and transportation of hydrocarbons, malfunctions of pipelines, measurement equipment or processing or other facilities in the Company’s operations or at delivery points to third parties;

•	other hazards, including those associated with high-sulfur content, or sour gas, such as an accidental discharge of hydrogen sulfide gas;

•	unexpected operational events;

•	shortages or delivery delays of equipment and services;

•	objections from surface owners and nearby surface owners in the areas where we operate;

•	compliance with environmental and other governmental requirements and related lawsuits; and

•	adverse weather conditions.

The occurrence of these events could also impact third parties, including persons living near our operations, our employees and employees of our contractors, leading to injuries, death, environmental damage, property damage or suspension of operations. As a result, we face the possibility of liabilities from these events that could adversely affect our business, financial condition or results of operations as well as adverse publicity that could lead to delays in or cessation of our operations and loss of related assets or revenues.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

Additionally, the coalbeds in the Powder River Basin from which we produce methane gas frequently contain water, which may hamper our ability to produce gas in commercial quantities. The amount of coalbed methane that can be commercially produced depends upon the coal quality, the original gas content of the coal seam, the thickness of the seam, the reservoir pressure, the rate at which gas is released from the coal and the existence of any natural fractures through which the gas can flow to the well bore. Coalbeds, however, frequently contain water that must be removed in order for the gas to detach from the coal and flow to the well bore. The life of a coalbed well typically can range from five to 11 years depending on the coal seam compared to up to 30 years for a non-coalbed well. Our ability to remove and economically dispose of sufficient quantities of water from the coal seam will determine whether or not we can produce coalbed methane in commercial quantities.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination or loss of wells and other regulatory penalties.

We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

Financial Statements

Note 15 – Supplemental Oil and Gas Information (unaudited), page F-42

Comment 8. We note disclosure of two years of detail in “Analysis of Changes in Proved Reserves” on page F-43. Please amend your document to disclose also the detail for 2007.

Response. We believe we have complied with the disclosure requirements of FASB ASC Topic 932-235-50-4, which states “Net quantities of an entity’s interests in proved reserves and proved developed reserves of both of the following shall be disclosed as of the beginning and the end of the year.” Further, we leveraged the example at ASC 932-235-55-2 in our disclosure, which depicts one year of detail. However, in light of the Staff’s comment and further review of Regulation S-K, Item 302, which states “(a) SFAS No. 69

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

disclosures that relate to annual periods shall be presented for each annual period for which an income statement is required...”, the Company respectfully proposes to include three years of detail in “Analysis of Changes in Proved Reserves” in future filings with the Commission.

Standardized Measure, page F-44

Comment 9. We note the disclosure of the 2009 average bench mark oil and gas prices. Please tell us the adjusted average prices used in the calculation of your 2009 standardized measure.

Response. The adjusted average prices used in the calculation of our standardized measure are $3.50 per Mcf for gas and $45.26 per Bbl for oil. The differences between the 2009 average bench mark prices of $3.04 per MMBtu for gas and $57.65 per Bbl for oil are attributable to adjustments made for transportation, quality and basis differentials. In future filings, based on the Staff’s comment, the Company will disclose the average bench mark oil and gas prices as well as the adjusted oil and gas prices used in our standardized measure calculation.

A summary of changes in the standardized measure..., page F-45

Comment 10. Please modify your table to include “Previously estimated development costs incurred during the period” to comply with FASB ASC 932-235-50-35(g).

Response. In our 2009 Form 10-K, we included amounts of “Previously estimated development costs incurred during the period” in the line items “Development costs incurred during the period” together with “Changes in estimated future development costs”. We acknowledge the Staff’s comments and respectfully suggest that in future filings we report the line items “Previously estimated development costs incurred during the period” and our “Changes in estimated future development costs” separately in the summary of changes in the standardized measure.

Exhibit 99.1

Comment 11. We note that all items prescribed by Item 1208(a)(8) of Regulation S-K are not included in your exhibit. Please obtain and file a third party reserve report that includes:

•	The purpose for which the report was prepared and for whom it was prepared;

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

•	The adjusted average prices used in the estimation of your 2009 proved reserves;

•	The aggregate percentage difference between your proved reserve estimates and those of your third party engineer.

Response. The Company acknowledges the Staff’s comments, which have been conveyed to NSAI. As a preliminary matter, it appears that the reference in your comment should be to Item 1202(a)(8) rather than Item 1208(a)(8) and we have responded on that basis. NSAI has advised the Company that the sentences or revised sentences shown below will be included in future audit reports provided to the Company to be filed with the Commission:

•

The last sentence of the first paragraph of the audit report will be modified to clarify that the report was prepared for the Company, and to specifically reference that the purpose of the report (as currently disclosed at page 11 of the Form 10-K) is to fulfill a requirement under our revolving credit agreement. The suggested revised last sentence of the first paragraph is as follows: “This report was prepared for Bill Barrett Corporation (Bill Barrett) for the purpose of fulfilling a requirement of Bill Barrett’s lenders pursuant to Bill Barrett’s revolving credit facility and for use in filing with the U.S. Securities and Exchange Commission.”

•	The audit conducted by NSAI primarily consists of substantive testing, which includes a detailed review of properties making up 100 percent of the Company’s total proved reserves;

•	The aggregate percentage difference of the audited proved reserves between NSAI and the Company was less than 10 percent;

•

We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and guidelines of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas; and

•	The average adjusted product prices for the total company reserve report weighted by production over the remaining lives of the properties are $45.26 per barrel of oil and $3.50 per Mcf of gas.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

The Company includes the aggregate percentage difference between the Company’s proved reserve estimates and those of NSAI on the Company’s Form 10-K on page 14.

Comment 12. We note the statement, “However, in our opinion the estimates of Bill Barrett’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.” While we understand there are fundamentals of physics, mathematics and economics applied in the estimation of reserves, we are not aware of an official industry compilation of “generally accepted petroleum engineering and evaluation principles.” With a view toward disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with them and identify your source of these principles.

Response. The Company acknowledges the Staff’s comments, which have been conveyed to the Company’s third party engineer, NSAI. NSAI has advised the Company of the following:

•

In the February 19, 2007 publication of the Society of Petroleum Engineers (“SPE”) entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” (the “SPE 2007 Standards”), the SPE acknowledges in the foreword section thereof and in section 1.2 that there are “generally accepted engineering and evaluation principles” applicable to the estimation and auditing of oil and gas reserves. The SPE goes further in section 1.2 to define the relationship between such principles and the “principles of physical science, mathematics, and economics.” A copy of the SPE 2007 Standards is available for reference at the following website: http://www.spe.org/industry/reserves/docs/Reserves_Audit_Standards_2007.pdf. Beyond the SPE 2007 Standards, NSAI is also not aware of a single official reference or compilation that sets out a concise list of “generally accepted petroleum engineering and evaluation principles.” NSAI generally looks to the SPE 2007 Standards, the Commission’s regulations, and other SPE publications, including SPE’s publication entitled Petroleum Resources Management System, and use textbooks such as “Applied Petroleum Reservoir Engineering” by Craft and Hawkins and “Practical Reservoir Engineering Methods” by H.C. Slider as a basis for “generally accepted engineering and evaluation principles.”

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

•

The estimates shown in the report of NSAI included as Exhibit 99.1 to the Company’s 2009 Annual Report on Form 10-K have been prepared using the generally accepted principles and methods as promulgated by the SPE in the SPE 2007 Standards and as embodied by the petroleum engineering textbooks, as well as in accordance with applicable standards promulgated by the Commission.

•

The data items that were necessary for the estimates that were accepted by NSAI but were not independently verified for accuracy and completeness include ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. NSAI further explains in paragraph 9 of Exhibit 99.1, “However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.”

NSAI has further advised the Company that it will omit references to “generally accepted petroleum engineering and evaluation principles” in future audit reports.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

October 29, 2010

If any member of the Staff has comments or questions, please direct them to Francis B. Barron (Executive Vice President—General Counsel) at (303) 312-8515 and he will coordinate with the proper person to obtain a response.

Very truly yours,

BILL BARRETT CORPORATION

By:	/s/ Francis B. Barron
Francis B. Barron
Executive Vice President—General Counsel

cc:	Mr. Parker Morrill
Ms. Alexandra M. Ledbetter
Mr. Michael Hutchinson, Deloitte & Touche LLP
Mr. Dan Paul Smith, Netherland Sewell & Associates, Inc.
Mr. Douglas Wright, Faegre & Benson, LLP
Mr. Robert W. Howard
Ms. Lynn Boone Henry
Mr. David R. Macosko
Mr. Randy Stein, Chair, Audit Committee
Mr. Michael Wiley, Chair, Compensation Committee